UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2008

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

( Translation of registrant’s name into English )

7-1, Marunouchi 2-chome, Chiyoda-ku,

Tokyo 100-8388, Japan

( Address of principal executive offices )

[ Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F. ]

Form 20-F      X            Form 40-F

[ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2( b ) under the Securities Exchange Act of 1934. ]

Yes                      No      X

This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (No. 333-11072.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

Date : January 16, 2008	By	/s/ Naoki Imaoka
Naoki Imaoka
Chief Manager
Corporate Administration Division

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Changes to Board of Directors

Tokyo, January 16, 2008 … The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU), a subsidiary of Mitsubishi UFJ Financial Group, Inc., hereby announces that Mr. Miki will step down as Director and Chairman of BTMU effective April 1, 2008.

Effective April 1, 2008, BTMU intends to make the following changes to its Board of Directors:

Name	Current Position	As from April 1, 2008

Shigemitsu Miki	Chairman (Representative Director)	Senior Advisor

Nobuo Kuroyanagi	President (Representative Director)	Chairman (Representative Director)

Katsunori Nagayasu	Deputy President (Representative Director)	President (Representative Director)